News Release

Alexco Announces Initial Bellekeno Project Results at Keno Hill: High Grade
Silver Intersected at Bellekeno East Zone

July 23, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR) ("Alexco") is pleased to announce additional results from its 30,000 meter 2007 core drilling program at the Keno Hill Project, Yukon, being managed by NovaGold Resources, Inc (TSX, AMEX: NG). Drilling at the Bellekeno East Zone, located east of the historic high grade 99 and Southwest Zones, intersected high grade silver mineralization in several drill holes. This new drilling expands mineralization beyond the main historic Bellekeno resource area.

Highlights

•	Complete assay results have been received for three of sixteen holes drilled in the Bellekeno East Zone, located in the southern part of the historic Keno Hill district:

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DDH K07-066 which cut an interval grading: 3.1 kg/tonne of silver (89.2 ounces per ton silver), 0.574 g/tonne gold, 19.63% lead and 15.89% zinc or 142.2 ounces per ton silver equivalent over 1.51 meters from 145.39 to 146.90 meters occurring within a broader 4.44 meter zone grading 79.2 ounces per ton silver equivalent.

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DDH K07-070 cut an additional interval grading: 1.1 kg/tonne of silver (31.4 ounces per ton silver), 0.232 g/tonne gold, 8.62% lead and 12.85% zinc or 65.7 ounces per ton silver equivalent over 2.68 meters from 153.72 to 156.40 meters occurring within a broader 5.23 meter zone grading 41.3 ounces per ton silver equivalent.

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DDH K07-065 which cut an interval grading: 2.0 kg/tonne of silver (59.8 ounces per ton silver), 0.34 g/tonne gold, 8.27% lead and 31.80% zinc or 129.4 ounces per ton silver equivalent over 0.37 meters from 129.47 to 129.84 meters occurring within a broader 2.10 meter zone grading 34.8 ounces per ton silver equivalent.

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Initial drilling in the Bellekeno East Zone has intersected very high-grade silver-lead-zinc mineralization similar to that encountered in 2006 from the Southwest Zone located approximately 800 meters along strike to the south. Historically, the focus of exploration and development at Bellekeno has been on the high-grade 99 and Southwest Zones which comprise the majority of the historical resource. The current drilling on the East Zone extends mineralization approximately 100 meters down plunge from mineralization encountered during underground drilling in 1995. East zone drilling is continuing along strike and down plunge of the expanded mineralized zone.

Estimated remaining measured and indicated historical resource in the Bellekeno mine project area comprises approximately 250,000 tons of 36.5 ounces per ton silver, 12.4% lead and 7.1% zinc in three mineralized zones (the Southwest, 99 and East Zones) over a 800 meter strike length (see explanation of historical resource below). The East Zone comprises approximately 25,000 tons of the historical resource with an average grade of 30.4 ounces per ton silver, 13.1% lead and 7.1% zinc.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

Bellekeno East Expansion

The Bellekeno East drilling has expanded mineralization down plunge approximately 100 meters below mineralized intercepts encountered in 1995 underground drilling. The apparent plunge of mineralization (southwest) is similar to that associated with the high-grade Southwest Zone and remains open at depth and along strike. The East Zone mineralization occurs below a major greenstone sill that also appears to truncate the 99 zone at depth. The current drilling confirms that high-grade mineralization occurs below this unit thereby adding significant exploration potential below both the 99 and Southwest Zones.

Assays from three of the sixteen completed holes drilled at Bellekeno East have been received and a summary of results is presented in Table 1.

Table 1: Summary of Initial results from Bellekeno Project

	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag eq*
Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton

K-07-0066	142.46	146.90	4.44	1642	47.9	0.406	0.012	8.46	11.18	79.2
includes	142.46	143.90	1.44	1646	48.0	0.613	0.018	3.53	14.83	81.0
includes	145.39	146.90	1.51	3058	89.2	0.574	0.017	19.63	15.89	142.2

K-07-0065	128.02	130.12	2.10	549.1	16.0	0.793	0.023	1.73	8.29	34.9
includes	129.02	130.12	1.10	1015.3	29.6	1.478	0.043	3.04	14.93	63.9
includes	129.47	129.84	0.37	2050.0	59.8	0.340	0.010	8.27	31.80	129.4

K-07-0070	151.17	156.40	5.23	701.82	20.5	0.153	<0.005	6.01	7.34	41.3
includes	153.72	156.40	2.68	1077.76	31.4	0.232	0.007	8.62	12.85	65.7

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

A composite table of all 2007 drill results released to date is available on the Company’s website at www.alexcoresource.com. A plan section showing the Southwest, 99 and East Zones, along with the 2007 completed drill holes, is also available for review on the company website.

Bellekeno Resource Update

SRK Consulting has been retained to undertake a NI 43-101 compliant resource estimate for the past producing Bellekeno mine where United Keno Hill Mines Limited (“UKHM”) reported significant historical resources. Records indicate the Bellekeno mine produced 42,000 tons (38,102 tonnes) of ore averaging 42.6 ounces per ton of silver (1,461 g/tonne silver) with approximately 11% lead and 7% zinc. Completion of the resource estimate has been extended to the Third Quarter 2007 and together with current drilling will form the basis of a decision to proceed underground. An exploration and definition drilling program will then be implemented from the new development headings.

In March 1997, estimated remaining resources at Bellekeno were published by Keno Hill mine staff (Table 2). Samples were collected by underground percussion drilling, core drilling and chip sampling, and silver assays were capped at 100 ounces of silver per ton (3,429 g/tonne silver). Manual polygonal estimation methods were used and, where necessary, the veins were diluted to a minimum mining width of 5 feet (1.52 meters). These historical resources used the revised February 1996 CIM Mineral

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

Resource/Reserve Classification reporting guidelines. Although believed to be relevant by Alexco management, these historical resources are not NI 43-101 compliant, should not be relied upon, and will be updated and verified by an independent qualified person in the upcoming SRK resource estimate.

Table 2: Estimated Remaining Historical Resources from the BELLEKENO Mine– Keno Hill Property

	Resource	Resource	Ag	Ag	Au	Au	Pb	Zn	Ag Eq*	Ag Eq*
Category	Tons	Tonnes	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton	Moz

M & I	253,327	229,813	1,251	36.5	0.34	0.010	12.40	7.10	64.4	16.3
Inferred	37,950	34,427	789	23.0	0.34	0.010	6.00	4.00	37.9	1.4

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

Other Exploration Drilling, Update

Drilling continues on the Silver King-Husky Southwest mineralized trend, with two holes recently completed at Silver King. Complete assay results for Silver King, Silver King East and the remainder of the Husky Southwest drilling will be released when finalized. An Induced Polarization geophysical program covering the Silver King to Husky area has also been recently completed, with results expected shortly.

Assays are also being finalized for drilling on the historic Onek mine, located approximately 1.5 kilometers northeast of the Bellekeno project. The Onek historical resource comprises a well mineralized sphalerite-rich vein with local high grade silver and lead values, and is open along strike and at depth. Three holes drilled in 2007 targeted the downdip extension below historic workings.

Assay results are also pending for two vein systems tested on Galena Hill: with eight holes drilled over 800 meters strike length on the underexplored Tick-Schoolhouse-Pool-RCMP system, located in the town of Elsa; and three holes drilled over 600 meters of strike length on the Townsite veins, located 500 meters north of the historic Hector-Calumet mine.

2007 Keno Hill Work Program

The Keno Hill exploration plan for 2007 is a multiphase approach focusing on 1) defining and expanding the geologic resource at Bellekeno, 2) expanding mineralization throughout the Silver King – Husky Southwest trend and 3) initial tests on other properties within the extensive Keno Hill land holdings. To date, approximately 12,000 meters of the planned 30,000 meter diamond drill program have been drilled.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

The 2007 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Senior Project Geologist for NovaGold Resources and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs of North Vancouver, B.C. for preparation and analysis by fire assay and multi-element ICP.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4